Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Mining Settles CMKM Lawsuit; Acquires Brazilian Gold Project

VANCOUVER Canada, July 06, 2009 Entourage Mining Ltd. (the “Company”) (OTCBB: ENMGF) announces that the Company has settled its outstanding legal disputes with CMKM Diamonds Inc. (“CMKM”) and 101047025 Saskatchewan Ltd. (“1010”). As a result of the settlement, CMKM will return 4,500,000 (pre-consolidation 45,000,000) common shares of the Company which will be returned to treasury for cancellation. These shares were issued in connection with certain property purchase agreements entered into among the Company, CMKM and 1010 in 2005. In addition, the Company has resolved its claim and subsequent 1010 counter-claim, whereby Entourage will return the Smeaton properties to 1010 in return for the withdrawal of all claims against the Company by 1010.

The settlements will be effected by the filing of a consent dismissal order with the Supreme Court of British Columbia and ends the remaining legal matters among the parties. Following the completion of the foregoing, the Company will have no business relationship with either CMKM or 1010.

Following the cancellation of the CMKM shares, the Company will have approximately 7,200,000 shares issued and outstanding and the Company’s restructuring is complete.

The Pires Gold Project

The Company has entered into a mineral option agreement whereby it may acquire a 100% interest in the Pires Gold Project (aka “Projeto au Bonsucesso”) (the “property”) situated in Goias State (Central Western Brazil) approximately 55 miles (100 km) due west of the Kinross Gold‘s Paracatu Gold Mine where 18 million ounces of proven and probable gold reserves were discovered. The Pires, a 13km by 500 meter trend, comprises five licenses totaling 8501.63 hectares and is accessible by paved highway with a hydroelectric grid available.

Previous exploration work, on the property, consisted of airborne geophysical surveys (magnetic and radiometric), geological mapping, rock and soil geochemical surveys, stream sediments sampling, trenching and trench mapping.

In April 2009, an independent geologist, commissioned by the Company, visited the property to perform due diligence and collect float and outcrop samples to confirm historical data provided by the vendor.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

From the due diligence trip, selected float samples produced assay values ranging from <0.05 to 40.69 g/t Au with an average of 10.02 g/t (17 samples), whilst gold assays from outcrops collected from “garimpos” and trenches (usually quartz veins with oxidized pyrite±chalcopyrite±arsenopyrite) exhibit a range of values from <0.05 to 55.71 g/t Au with an average of 8.94 g/t Au 18 samples). The assaying was conducted by ACME Laboratories Ltd. of Vancouver and SGS Geosol Laboratorios Ltda. of Brasil.

Michel Boily, Ph D. P.Geo, and a qualified person as that term is defined in National Instrument 43-101, has reviewed the technical aspects of this news release. Presently Dr. Boily is gathering all relevant data on the property and will provide a detailed exploration program for the project.

Entourage Mining Ltd. is a Vancouver based exploration mining company that has a 65% unencumbered interest in the Doran uranium project in Costebelle Township, Quebec.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory Kennedy”

Gregory F Kennedy
President

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368